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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TIM HELLAS TELECOMMUNICATIONS S.A.
(Name of the Issuer)

TIM Hellas Telecommunications, S.A.; Troy GAC Telecommunications, S.A.;
Apax Partners Europe Managers Limited; Apax Europe VI GP Co. Limited;
TPG Advisors IV, Inc.; T3 Advisors II, Inc.; and Socrates Kominakis.
(Names of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €1.53 Per Share
American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

859823106
(CUSIP Number of Class of Securities)

TIM Hellas Telecommunications, S.A.
Attention: Michael Karakostas
66, Kifissias Avenue
15125 Maroussi Athens, Greece
+30 210 615 8000

David Spuria, Esq. Texas Pacific Group 301 Commercial Street Suite 3300 Fort Worth, TX 76102 (817) 871-4000	Denise Fallaize Apax Europe VI GP Co. Limited 13-15 Victoria Road St. Peter Port Guernsey, C.I. GY1 3ZD +44 (0) 1481 735 820

Copies to:

William A. Groll Cleary, Gottlieb, Steen & Hamilton City Place House 55 Basinghall Street London EC2V 5EH England +44 (0) 207 614 2216	Robert Friedman, Esq. Dechert LLP 30 Rockefeller Plaza New York, NY 10112 (212) 698-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☒

Check the following box is the filing is a final amendment reporting the results of the transaction.    ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$325,214,470.98	$38,277.74

*
Calculated solely for purposes of determining the filing fee. The transaction value was determined by multiplying 16,045,599 ordinary shares, nominal value €1.53 per share, of TIM Hellas Telecommunications, S.A., which represents all shares outstanding on the date hereof and not owned by Troy GAC, by €16.42475 per share, converted to U.S. dollars using an exchange rate of $1.234 for one Euro (as published in the Financial Times on September 1, 2005).

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.0001177.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:
Form or registration no.:	Date filed:

Introduction

        This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by TIM Hellas Telecommunications S.A., a company organized under the laws of Greece ("TIM Hellas" or the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; Troy GAC Telecommunications, S.A., a company organized under the laws of Greece ("Troy GAC"); Apax Partners Europe Managers Limited, a company organized under the laws of England ("APEM"), and Apax Europe VI GP Co. Limited, a company organized under the laws of Guernsey ("Apax GP" and, together with APEM, the "Apax Filing Persons"); TPG Advisors IV, Inc., a Delaware corporation ("TPG Advisors"), and T3 Advisors II, Inc., a Delaware corporation ("T3 Advisors" and, together with TPG Advisors, the "TPG Filing Persons"); and Socrates Kominakis, the managing director and a director of TIM Hellas. TIM Hellas, Troy GAC, the Apax Filing Persons, the TPG Filing Persons and Mr. Kominakis collectively are referred to herein as the "Filing Persons".

        Pursuant to a draft merger agreement dated as of July 21, 2005 between the Company and Troy GAC, the Company and Troy GAC will engage in a cash-out merger under Greek law (the "Merger") in which the Company will be merged with and into Troy GAC, with all ordinary shares of the Company being canceled and representing only the right to receive cash consideration in the amount of €16.42475 per share. Ordinary shares held by Troy GAC will be canceled in the Merger without payment therefor. As a result of the Merger, current holders of ordinary shares, American Depositary Shares and Dutch Depositary Receipts, other than Troy GAC, will cease to have ownership interests in the Company or rights as shareholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company. The terms and conditions and other information relating to the Merger are set out in the Preliminary Transaction Statement (the "Transaction Statement") annexed to and filed with this Schedule 13E-3 as Exhibit (a)(1). As more specifically detailed below, the information set forth in the Transaction Statement is incorporated by reference herein.

        All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person.

Item 1.	Summary Term Sheet.
The information contained in the sections entitled "Summary Term Sheet" and "Questions and Answers about the Merger" in the Transaction Statement is incorporated herein by reference.
Item 2.	Subject Company Information.
(a)	Name and Address. The information contained in the section entitled "Information Concerning TIM Hellas—Name, Address and Telephone" in the Transaction Statement is incorporated herein by reference.
(b)	Securities. The information contained in the section entitled "Information Concerning TIM Hellas—Securities" in the Transaction Statement is incorporated herein by reference.
(c)	Trading Market and Price. The information contained in the section entitled "Market Prices and Dividend Information" in the Transaction Statement is incorporated herein by reference.
(d)	Dividends. The information contained in the section entitled "Market Prices and Dividend Information" in the Transaction Statement is incorporated herein by reference.
(e)	Prior Public Offerings. The information contained in the section entitled "Information Concerning TIM Hellas—Prior Public Offerings" in the Transaction Statement is incorporated herein by reference.
(f)
Prior Stock Purchases. The information contained in the section entitled "Additional Information—Purchases of TIM Hellas Securities During Past Two Years" in the Transaction Statement is incorporated herein by reference.
Item 3.	Identity and Background of the Filing Persons.
(a)
Name and Address. The information contained in the sections entitled "Questions and Answers about the Merger," "Information Concerning the Buyer Group" and "Information Concerning TIM Hellas—Name, Address and Telephone" in the Transaction Statement is incorporated herein by reference.
(b)
Business and Background of Entities. The information contained in the section entitled "Information Concerning the Buyer Group—Business and Background of Entities" in the Transaction Statement is incorporated herein by reference.
(c)
Business and Background of Natural Persons. The information contained in the section entitled "Information Concerning the Buyer Group—Business and Background of Natural Persons" in the Transaction Statement is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a)
Material Terms. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction," "The Extraordinary General Meeting," and "The Merger" in the Transaction Statement is incorporated herein by reference.
(c)	Different Terms. The information contained in the section entitled "The Merger" in the Transaction Statement is incorporated herein by reference.
(d)	Appraisal Rights. The information contained in the section entitled "The Merger—Terms of the Merger" in the Transaction Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information contained in the section entitled "The Merger—Terms of the Merger" in the Transaction Statement is incorporated herein by reference.
(f)	Eligibility for Listing or Trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a)
Transactions. The information contained in the sections entitled "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction" and "Special Factors Relating to the Going Private Transaction—Interests of the Buyer Group and TIM Hellas Directors and Officers in the Merger" in the Transaction Statement is incorporated herein by reference.
(b)
Significant Corporate Events. The information contained in the sections entitled "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction" and "Special Factors Relating to the Going Private Transaction—Interests of the Buyer Group and TIM Hellas Directors and Officers in the Merger" in the Transaction Statement is incorporated herein by reference.
(c)
Negotiations or Contacts. The information contained in the sections entitled "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction" and "Special Factors Relating to the Going Private Transaction—Interests of the Buyer Group and TIM Hellas Directors and Officers in the Merger" in the Transaction Statement is incorporated herein by reference.
(e)
Agreements Involving the Subject Company's Securities. The information contained in the section entitled "Additional Information—Agreements Involving TIM Hellas' Securities" in the Transaction Statement is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(b)
Use of Securities Acquired. The information contained in the sections entitled "Summary Term Sheet" and "Special Factors Relating to the Going Private Transaction—Effects of the Transaction" in the Transaction Statement is incorporated herein by reference.
(c)
Plans. The information contained in the sections entitled "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Reasons for the Merger and Related Transactions" and "Special Factors Relating to the Going Private Transaction—Plans and Proposals for TIM Hellas" in the Transaction Statement is incorporated herein by reference.
Item 7.	Purposes, Alternatives, Reasons and Effects.
(a)
Purposes. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Reasons for the Merger and Related Transactions" and "Special Factors Relating to the Going Private Transaction—Effects of the Transaction" in the Transaction Statement is incorporated herein by reference.
(b)
Alternatives. The information contained in the sections entitled "Special Factors Relating to the Going Private Transaction—Reasons for the Merger and Related Transactions" and "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" in the Transaction Statement is incorporated herein by reference.

(c)
Reasons. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Reasons for the Merger and Related Transactions," "Special Factors Relating to the Going Private Transaction—Effects of the Transaction" and "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" in the Transaction Statement is incorporated herein by reference.
(d)
Effects. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Reasons for the Merger and Related Transactions," "Special Factors Relating to the Going Private Transaction—Effects of the Transaction," "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" and "The Merger" in the Transaction Statement is incorporated herein by reference.
Item 8.	Fairness of the Transaction.
(a)
Fairness. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" and "Special Factors Relating to the Going Private Transaction—Position of the Buyer Group Regarding the Fairness of the Transaction" in the Transaction Statement is incorporated herein by reference.
(b)
Factors Considered in Determining Fairness. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction," "Special Factors Relating to the Going Private Transaction—Opinion of Morgan Stanley" and "Special Factors Relating to the Going Private Transaction—Position of the Buyer Group Regarding the Fairness of the Transaction" in the Transaction Statement is incorporated herein by reference.
(c)
Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information contained in the sections entitled "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding the Fairness of the Transaction" and "The Extraordinary General Meeting—Vote Required for Approval of the Merger and the Draft Merger Agreement" in the Transaction Statement is incorporated herein by reference.
(d)
Unaffiliated Representative. An affiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information contained in the section entitled "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" in the Transaction Statement is incorporated herein by reference.
(e)
Approval of Directors. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet" and "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" in the Transaction Statement is incorporated herein by reference.

(f)
Other Offers. The information contained in the section entitled "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction" in the Transaction Statement is incorporated herein by reference.
Item 9.	Reports, Opinions, Appraisals and Negotiations.
(a)
Report, Opinion or Appraisal. The information contained in the sections entitled "Questions and Answers about the Merger", "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction," "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" and "Special Factors Relating to the Going Private Transaction—Opinion of Morgan Stanley" in the Transaction Statement is incorporated herein by reference.
(b)
Preparer and Summary of the Report. The information contained in the sections entitled "Questions and Answers about the Merger", "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction," "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" and "Special Factors Relating to the Going Private Transaction—Opinion of Morgan Stanley" in the Transaction Statement is incorporated herein by reference.
(c)
Availability of Documents. The information contained in the section entitled "Special Factors Relating to the Going Private Transaction—Opinion of Morgan Stanley" in the Transaction Statement is incorporated herein by reference.
Item 10.	Source and Amounts of Funds or Other Consideration.
(a)	Source of Funds. The information contained in the section entitled "Financing for the Going Private Transaction" in the Transaction Statement is incorporated herein by reference.
(b)	Conditions. The information contained in the section entitled "Financing for the Going Private Transaction—Conditions" in the Transaction Statement is incorporated herein by reference.
(c)	Expenses. The information contained in the section entitled "Additional Information—Fees and Expenses" in the Transaction Statement is incorporated herein by reference.
(d)	Borrowed Funds. The information contained in the section entitled "Financing for the Going Private Transaction" in the Transaction Statement is incorporated herein by reference.
Item 11.	Interest in Securities of the Subject Company.
(a)
Securities Ownership. The information contained in the section entitled "Additional Information—Current Ownership of Ordinary Shares, ADSs or DDRs by the Buyer Group" in the Transaction Statement is incorporated herein by reference.
(b)
Securities Transactions. The information contained in the sections entitled "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction" and "Additional Information—Purchases of TIM Hellas Securities During Past Two Years" in the Transaction Statement is incorporated herein by reference.
Item 12.	The Solicitation or Recommendation.
(d)
Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet," "Special Factors Relating to the Going Private Transaction—Background and Description of the Transaction," "The Extraordinary General Meeting—Vote Required for Approval of the Merger and the Draft Merger Agreement" and "The Extraordinary General Meeting—Voting by Directors and Executive Officers" in the Transaction Statement is incorporated herein by reference.

(e)
Recommendations of Others. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet" and "Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction" and "Special Factors Relating to the Going Private Transaction—Position of the Buyer Group Regarding the Fairness of the Transaction" in the Transaction Statement is incorporated herein by reference.
Item 13.	Financial Statements.
(a)	Financial Information. The information contained in the section entitled "Information Concerning TIM Hellas" in the Transaction Statement is incorporated herein by reference.
(b)	Pro Forma Information. Not applicable.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. None.
(b)	Employees and Corporate Assets. The information contained in the section entitled "The Extraordinary General Meeting—Questions" in the Transaction Statement is incorporated herein by reference.
Item 15.	Additional Information.
(b)
Other Material Information. The information contained in the sections entitled "Questions and Answers about the Merger," "Summary Term Sheet" and "Regulatory Approvals" in the Transaction Statement is incorporated herein by reference.
Item 16.	Exhibits.
(a)(1)	Preliminary Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.
(b)(1)
Senior Secured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy IV S.àr.l., Troy GAC Luxembourg, the Company and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(b)(2)
Senior Subscription Agreement, dated as of April 3, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent (the "Subscription Agreement") (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(b)(3)
Subscription Letter Agreement, dated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent, amending the Subscription Agreement (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(4)
Senior Unsecured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg III, Troy II, Troy IV S.àr.l., Troy GAC and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(b)(5)
PIK Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy PIK, Troy I S.àr.l. and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(c)(1)	Fairness Opinion of Morgan Stanley & Co. Limited, dated as of August 24, 2005.
(c)(2)	Presentation of Morgan Stanley & Co. Limited to the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.
(c)(3)	Merger Report under Greek law of the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.
(c)(4)	Merger Report under Greek law of the board of directors of Troy GAC Telecommunications, S.A., dated as of August 24, 2005.
(d)(1)	Draft Merger Agreement, dated July 21, 2005, between TIM Hellas Telecommunications S.A. and Troy GAC Telecommunications S.A.
(d)(2)	Transformation Balance Sheet under Greek law of TIM Hellas Telecommunications, S.A., as of June 15, 2005.
(d)(3)	Auditor's Report of Ernst & Young Hellas under Greek law in respect of TIM Hellas Telecommunications, S.A., dated July 20, 2005.
(f)	Not applicable.
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005

TIM HELLAS TELECOMMUNICATIONS, S.A.
By:	/s/ SOCRATES KOMINAKIS
Name:	Socrates Kominakis
Title:	Chief Executive Officer

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005

TROY GAC TELECOMMUNICATIONS, S.A.
By:	/s/ PHILIPPE COSTELETOS
Name:	Philippe Costeletos
Title:	Chairman

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005

APAX PARTNERS EUROPE MANAGERS LIMITED
By:	/s/ PAUL FITZSIMONS
Name:	Paul Fitzsimons
Title:	Director

By:	/s/ RICHARD WILSON
Name:	Richard Wilson
Title:	Director

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005

APAX EUROPE VI GP CO. LIMITED
By:	/s/ SHARON ALVAREZ
Name:	Sharon Alvarez
Title:	Alternate Director to Denise Fallaize

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005

TPG ADVISORS IV, INC.
By:	/s/ DAVID A. SPURIA
Name:	David A. Spuria
Title:	Vice President

T3 ADVISORS II, INC.
By:	/s/ DAVID A. SPURIA
Name:	David A. Spuria
Title:	Vice President

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005

SOCRATES KOMINAKIS
By:	/s/ SOCRATES KOMINAKIS
Name:	Socrates Kominakis

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Preliminary Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.
(b)(1)	Senior Secured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy IV S.àr.l., Troy GAC Luxembourg, the Company and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(b)(2)	Senior Subscription Agreement, dated as of April 3, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent (the "Subscription Agreement") (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(b)(3)	Subscription Letter Agreement, dated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent, amending the Subscription Agreement (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(b)(4)	Senior Unsecured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg III, Troy II, Troy IV S.àr.l., Troy GAC and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(b)(5)	PIK Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy PIK, Troy I S.àr.l. and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).
(c)(1)	Fairness Opinion of Morgan Stanley & Co. Limited, dated as of August 24, 2005.
(c)(2)	Presentation of Morgan Stanley & Co. Limited to the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.
(c)(3)	Merger Report under Greek law of the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.
(c)(4)	Merger Report under Greek law of the board of directors of Troy GAC Telecommunications, S.A., dated as of August 24, 2005.
(d)(1)	Draft Merger Agreement, dated July 21, 2005, between TIM Hellas Telecommunications S.A. and Troy GAC Telecommunications S.A.
(d)(2)	Transformation Balance Sheet under Greek law of TIM Hellas Telecommunications, S.A., as of June 15, 2005.
(d)(3)	Auditor's Report of Ernst & Young Hellas under Greek law in respect of TIM Hellas Telecommunications, S.A., dated July 20, 2005.
(f)	Not applicable.
(g)	Not applicable.

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SIGNATURES
EXHIBIT INDEX